Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management Discussion and Analysis (“MD&A”) of SXC Health Solutions Corp., formerly Systems Xcellence, Inc. (the “Company”) has been prepared and is current as of November 7, 2007. It should be read in conjunction with the unaudited interim consolidated financial statements at and for the three and nine months ended September 30, 2007, the audited annual consolidated financial statements and notes thereto for the year ended December 31, 2006, and the 2006 Annual Information Form. This MD&A also contains forward looking statements and should be read in conjunction with the risk factors described in the Company’s Annual Report under “Risk Factors.”
Certain information in this MD&A, in various filings with regulators, in reports to shareholders and in other communications is forward-looking within the meaning of certain securities laws and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include, but may not be limited to, the ability of the Company to adequately address: the risks associated with further market acceptance of the Company’s products and services; its ability to manage its growth effectively; its reliance on key customers and key person;, industry conditions such as consolidation of customers, competitors and acquisition targets, the Company’s ability to acquire a company, manage integration and potential dilution; the impact of technology changes on its products/service offerings, including impact on the intellectual property rights of others; the impacts of regulation and legislation changes in the healthcare industry; and the sufficiency and fluctuations of its liquidity and capital needs.
When relying on forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking statements contained in this MD&A, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, the Company has major customer contracts that it needs to renew. One of these major customer contracts represented slightly more than 10% of the Company’s revenue for the nine month period ended September 30, 2007. In addition, the Company also assumes new customer contracts. In this regard, the Company is pursuing large opportunities that present a very long and complex sales cycle which substantially affect its forecasting abilities. The Company has assumed a certain timing for the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of revenue and earnings since they may involve significant up-front costs followed by renewals and cancellations of existing contracts. The Company has assumed certain revenues which may not be realized. The Company has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Company’s 2006 Annual Report and its 2006 Annual Information Form filed with regulators.
THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS MD&A REPRESENTS THE COMPANY’S EXPECTATIONS AS AT NOVEMBER 7, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, THE COMPANY EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.
All figures are in U.S. dollars unless otherwise stated.
Executive Summary
Effective June 27, 2007, the Company changed its name to SXC Health Solutions Corp. from Systems Xcellence, Inc. and was continued under the Business Corporations Act (Yukon). Shareholders approved the name change and the continuance at the annual and special meeting of shareholders held on May 16, 2007. Further information regarding these developments can be found in the Company’s Management Information Circular dated March 21, 2007.

The Company is a leading provider of healthcare information technology solutions and services to providers, payers and other participants in the pharmaceutical supply chain in North America. The Company’s product offerings include a wide range of pharmacy benefit management services and software products for managing prescription drug programs and for drug prescribing and dispensing. The Company’s solutions are available on a license basis with on-going maintenance and support or on a transaction fee basis using an Application Service Provider (“ASP”) model. The Company’s payer customers include over 70 managed care organizations, Blue Cross Blue Shield organizations, government agencies, employers and intermediaries such as Pharmacy Benefit Managers. The Company’s provider customers include over 1,400 independent, regional chain, institutional, and mail-order pharmacies. The solutions offered by the Company’s services assist both payers and providers in managing the complexity and reducing the cost of their prescription drug programs and dispensing activities.
The Company’s profitability depends primarily on revenue derived from transaction processing services, software license sales, hardware sales, maintenance, and professional services. Recurring revenue remains a cornerstone of the Company’s business model and consists of transaction processing services and maintenance. Growth in revenue from recurring sources has been driven primarily by growth in the Company’s transaction processing business in the form of claims processing and pharmacy benefit administrative services (InformedRx) for its payer customers and switching services for its provider customers. Through the Company’s transaction processing business, where the Company is generally paid on a volume basis, the Company continues to benefit from the growth in pharmaceutical drug use in the United States. The Company believes that aging demographics and increased use of prescription drugs will continue to benefit the transaction processing business. In addition to benefiting from this industry growth, the Company continues to focus on increasing the transaction processing segment of recurring revenue by adding new transaction processing customers to its existing customer base. The recognition of revenue depends on various factors, including the type of service provided, contract parameters, and any undelivered elements. For information on the Company’s revenue recognition policies see the “Critical Accounting Policies and Estimates” section of this MD&A.
The Company’s expenses primarily consist of cost of revenue, product development costs and selling, general and administrative (“SG&A”) costs. Cost of revenue includes costs related to the products and services provided to customers and costs associated with the operation and maintenance of the transaction processing centers. These costs include salaries and related expenses for professional services personnel, transaction processing centers’ personnel, customer support personnel and any hardware or equipment sold to customers. Product development costs consist of staffing expenses in support of the payer and provider products. In general, such costs are not directly related to specific customer products or deliverables, but rather to enhancements and new initiatives. SG&A costs relate to selling expenses, commissions, marketing, network administration and administrative costs, including legal, accounting, investor relations and corporate development costs.
For its fiscal year ending December 31, 2007, the Company may have the majority of its investors based in the United States, which could result in the loss of its foreign private issuer status with the U.S. Securities and Exchange Commission, at which time the Company will be required to file an annual report on Form 10-K in accordance with U.S. GAAP and a reconciliation of significant differences from Canadian GAAP.
For the three months ended September 30, 2007, the Company’s financial position and growth prospects continued to strengthen in a number of key areas. Selected financial highlights for the third quarter of 2007 compared to the third quarter of 2006 are noted below:
•	Total revenue increased $1.2 million, or 6%, to $22.2 million for the third quarter of 2007 from $21.0 million for the same period in 2006.

•	Transaction processing revenue for the third quarter of 2007 increased $2.8 million, or 27%, as compared to the same period in 2006.

•	Maintenance revenue, which consists of maintenance contracts on system sales, increased $0.3 million, or 8%, for the third quarter of 2007 compared to the same period in 2006.

•
Recurring revenue (consisting of transaction processing and maintenance revenue) represented 78% of total revenue as compared to 68% for the same period in 2006. Recurring revenue increased 22% to $17.3 million for the third quarter of 2007 from $14.3 million for the same period in 2006.

•	Non-recurring revenue (consisting of professional services and systems sales revenue) for the third quarter of 2007 represented 22% of total revenue as compared to 32% for the same period in 2006.

•	The Company incurred severance costs of approximately $0.7 million in the third quarter of 2007 reducing operating income for the quarter.

•	Net interest income increased $1.4 million in the third quarter of 2007 primarily due to the proceeds from the June 2006 equity offering.

•	The Company recognized a net tax recovery of $0.3 million during the third quarter of 2007 primarily due to a reduction of its 2007 estimated effective tax rate.

•
The Company reported net income of $2.7 million, or $0.12 per share (fully-diluted) for the third quarter of 2007 compared to $2.5 million, or $0.12 per share (fully-diluted) for the same period in 2006.

Results of Operations — Three months ended September 30, 2007 as compared to the three months ended September 30, 2006
Revenue
The Company’s revenue breaks down into the following components:

	Three months ended
	September 30,
Products and Services	2007	2006

Recurring
Transaction Processing	$13,179,831	$10,411,186
Maintenance	4,141,732	3,840,906

Total Recurring	17,321,563	14,252,092

Non-Recurring
Professional Services	3,395,334	4,088,397
System Sales	1,492,364	2,705,711

Total Non-Recurring	4,887,698	6,794,108

Total Revenue	$22,209,261	$21,046,200

Total revenue increased $1.2 million, or 6%, to $22.2 million for the third quarter of 2007 from $21.0 million for the same period in 2006. On a percentage basis, recurring revenue accounted for 78% and 68% of consolidated revenue for the third quarter of 2007 and 2006, respectively. Recurring revenue consists of transaction processing and maintenance revenue.
Recurring Revenue
Recurring revenue increased 22% to $17.3 million for the third quarter of 2007 from $14.3 million for the third quarter of 2006. This increase is due primarily to growth in the transaction processing business from the Company’s full service InformedRx offerings of claims processing and pharmacy benefit management services for the Company’s payer customers as a result of new customers, increased volumes from existing customers and maintenance services for license customers.
Transaction processing revenue, which consists of claims processing and pharmacy benefit management services, increased $2.8 million, or 27%, to $13.2 million for the third quarter of 2007 compared to the same period in 2006 due to the addition of new customers, as well as growth in the volume of transactions processed for existing customers. During the third quarter of 2007, the Company processed 106.5 million transactions compared to 77.2 million transactions processed for the same period in 2006.
Maintenance revenue, which consists of maintenance contracts on system sales, increased $0.3 million, or 8%, to $4.1 million for the third quarter of 2007 compared to the same period in 2006, primarily due to ongoing maintenance on a larger existing customer base compared to the same period last year as a result of system sales.
Non-Recurring Revenue
Non-recurring revenue decreased 28% to $4.9 million, or 22% of total revenue, for the third quarter of 2007 from $6.8 million, or 32% of total revenue, for the third quarter of 2006. Non-recurring revenue for 2006 was bolstered by professional services for the implementation of Medicare Part D programs for the Company’s customers. The reduction of these professional services provided during 2007 resulted in a decrease in non-recurring revenue for the third quarter as compared to the same period last year.

Professional services revenue decreased $0.7 million, or 17%, to $3.4 million for the third quarter of 2007 compared to the same period in 2006 primarily due to a reduced number of custom services being performed in the third quarter of 2007. Professional services revenue is derived from providing support projects for both system sales and transaction processing clients. These revenues are dependent on customers continuing to require the Company to assist them on both fixed bid and time and materials basis.
Systems sales revenue, which consists of activities related to existing and new clients, decreased $1.2 million, or 45%, to $1.5 million for the third quarter of 2007 compared to the same period in 2006 primarily due to upgrades for existing clients with tiered license upgrade fees, which are linked to the transaction processing volumes. System sales is derived from license upgrades and additional applications for existing and new clients as well as software and hardware sales to pharmacies who purchase the Company’s pharmacy system.
Gross Profit
Gross profit margin was 56% for the third quarter of 2007 compared to 61% for the third quarter of 2006. Gross profit decreased primarily due to lower system sales, the majority of which is comprised of high margin upgrades to existing license customers, partially offset by an increase in higher-margin transaction processing revenue. Gross profit in the quarter was negatively impacted due to severance costs incurred of approximately $0.2 million as well as increased investment in the operations support infrastructure to support the Company’s pharmacy benefits administrative services offering. Gross profit for the Company’s non-recurring revenue segment dropped to 43% in the quarter, versus 61% for the three months ended September 31, 2006 due to a higher mix of lower margin pharmacy system sales, as well as increased costs to complete some of the Company’s fixed price contracts. In addition, gross profit is impacted by cost of revenue, which is comprised of labor hours, certain third party costs related to operating the data center and any cost of hardware related to the Company’s pharmacy systems.
Product Development Costs
Product development costs for the third quarters of 2007 and 2006 were $2.3 million, representing 11% of revenue. Product development continues to be a key focus of the Company as it continues to pursue development efforts for enhancements of existing products, as well as the development of new offerings, to support its market expansion.
Selling, General and Administration Costs
SG&A costs for the third quarter of 2007 were $6.4 million, or 29% of revenue, compared to $4.5 million, or 22% of revenue, for the third quarter of 2006. SG&A costs for the third quarter of 2007 include severance costs of approximately $0.3 million resulting from a previously announced re-alignment plan to optimize its cost structure and enhance its growth prospects. The Company reduced its workforce by approximately 7% to generate cost savings, of which a portion will be re-deployed to support the fastest growing segments of the Company’s business. SG&A costs also increased due to the addition of new sales, marketing, finance, and administration resources to support the growth of the Company’s operations. The addition of these resources and the growth in operations inherently results in higher recruiting, consulting costs and legal fees related to delayed and protested contracts, as well as additional receivables reserves.
Depreciation and Amortization
The Company’s depreciation and amortization expense relates to the purchase of capital assets and the acquisition of intangible assets, respectively. Depreciation and amortization expense increased $0.2 million to $1.4 million for the third quarter of 2007 from the third quarter of 2006 due primarily to the purchase of capital assets related to the build-outs of the Company’s locations in Scottsdale, Arizona and Lisle, Illinois. In addition, the Company incurred additional capital expenditures and related amortization due to data center hardware purchases resulting from an increase in data center capacity required to support the Company’s higher transaction volume.
Stock-based Compensation
The Company accounts for all stock-based compensation to employees and non-employees using the fair value based method. Under this method, compensation cost is measured at fair value on the grant date and recognized over the vesting period. Stock-based compensation expense for the third quarter of 2007 increased $0.6 million to $1.1 million from $0.5 million for the same period in 2006. This increase was due to additional options granted, and a higher fair value per option granted due to rising share prices during 2007 compared to 2006.

In the third quarter of 2007, the Company recorded additional non-cash stock-based compensation expense of $232,000 ($178,000 net of tax) related to the incorrect determination of the accounting measurement date for options granted to new employees prior to November 2006. Of the additional expense, $220,000 related to SG&A, with the remaining $12,000 related to cost of revenue. No restatement of prior periods is required as the amount is not material to the prior year or to the fiscal 2007 estimated earnings and to the effect on the trend of earnings.
Interest Income and Expense
Interest income increased to $1.2 million for the third quarter of 2007 from $0.9 million for the third quarter of 2006 due to additional cash balances available for investment primarily from the Company’s equity offering in June 2006. Interest expense decreased to $27,000 for the third quarter of 2007 from $1.1 million for the same period in 2006 due to the repayment of the Company’s long-term debt obligation using proceeds from the June 2006 equity offering.
Income Taxes
Taxable benefits utilized by the Company as a result of historical net operating losses (“NOLs”) and tax-related timing are recognized in accordance with CICA Handbook Section 3465, Income Taxes. In assessing the realizability of future tax assets (“FTAs”), management considers whether it is more likely than not that some portion or all of the FTAs will be realized. The ultimate realization of FTAs is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible, in addition to management’s tax planning strategies. In consideration of net losses incurred, the Company has provided a valuation allowance to reduce the net carrying value of FTAs. The amount of this valuation allowance is subject to adjustment by the Company in future periods based upon its assessment of evidence supporting the degree of probability that FTAs will be realized.
During the second quarter of 2007, it was determined by management that FTAs relating to Canadian NOLs are “more likely than not” to be realized in the balance of the current year and in future periods. As a result, approximately $1.5 million of FTAs were recognized related to Canadian NOLs. An additional $0.2 million was recognized during the third quarter of 2007. During the second quarter of 2007, the Company also recorded a future tax liability of $0.8 million related to potential tax obligations since the Company does not plan to indefinitely reinvest certain undistributed earnings of its U.S. operations.
The Company’s effective tax rate for the three months ended September 30, 2007 was negative 13%. During the third quarter of 2007, the Company recognized a net tax recovery of $0.3 million primarily due to a lower 2007 estimated effective tax rate.
Net Income
The Company reported net income of $2.7 million for the third quarter of 2007, representing $0.12 per share (fully-diluted) compared to net income of $2.5 million, or $0.12 per share (fully-diluted), for the same period in 2006. Net income increased $0.2 million primarily due to $1.4 million increase in net interest income and a $2.0 million decrease in income tax expense, offset by a $0.4 million decrease in gross profit and a $2.8 million increase in expenses, in particular SG&A costs.
Consolidated Statements of Cash Flows
Cash flows from operating activities
During the third quarter of 2007, the Company generated $6.6 million of cash through its operations. Approximately $4.0 million of this increase related to a $2.3 million increase in pharmacy benefit claim payments payable (which represents cash received by the Company from its customers that is payable to pharmacies to satisfy their obligations to pay for prescriptions purchased by their members), and a $1.7 million increase in pharmacy benefit management rebates payable (which is related to cash received from drug manufacturers but not yet remitted to the Company’s customers). In addition, cash from operations consisted of net income of $2.7 million adjusted for $1.4 million in depreciation and amortization, $1.1 million in stock—based compensation expense, and a $2.6 million decrease in all other operating activities.
During the third quarter of 2006, the Company generated $2.1 million of cash through its operations, which primarily consisted of $2.5 million of net income adjusted for $1.2 million in depreciation and amortization, $0.5 million in stock- based compensation expense, $0.7 million in future tax asset utilized, a net decrease of $2.0 million for both pharmacy benefit claim payments and management rebates payable, and a $0.8 million decrease in all other operating activities.

Cash flows from investing activities
During the third quarter of 2007, the Company used $0.5 million of cash for investing activities, which consisted of purchases of capital assets to support increased transaction volume and the cost of the relocation to new facilities. This is compared to cash used during 2006 of $1.4 million, consisting primarily of purchases of capital assets to support increased transaction volumes.
Cash flows from financing activities
During the third quarter of 2007, the Company generated $0.4 million of cash from financing activities, which consisted of proceeds from the exercise of stock options and the tax benefit on options exercised. This is compared to cash used in financing activities during 2006 of $12.7 million, which primarily consisted of the repayment of debt.
Results of Operations — Nine Months ended September 30, 2007 as compared to the nine months ended September 30, 2006
Revenue
The Company’s revenue breaks down into the following components:

	Nine months ended
	September 30,
Products and Services	2007	2006

Recurring
Transaction Processing	$40,105,626	$28,159,580
Maintenance	12,330,346	11,030,536

Total Recurring	52,435,972	39,190,116

Non-Recurring
Professional Services	10,002,173	12,231,571
System Sales	7,180,583	7,489,437

Total Non-Recurring	17,182,756	19,721,008

Total Revenue	$69,618,728	$58,911,124

Total revenue increased $10.7 million, or 18%, to $69.6 million for the first nine months of 2007 from $58.9 million for the same period in 2006. On a percentage basis, recurring revenue accounted for 75% and 67% of consolidated revenue for the first nine months of 2007 and 2006, respectively. Recurring revenue consists of transaction processing and maintenance revenue.
Recurring Revenue
Transaction processing revenue increased $11.9 million, or 42%, to $40.1 million for the first nine months of 2007 compared to the same period in 2006 due to the addition of new customers, as well as growth in volumes of transactions processed for existing customers. During the first nine months of 2007, the Company processed 298.5 million transactions compared to 217.9 million transactions processed for the same period last year.
Maintenance revenue increased $1.3 million, or 12%, to $12.3 million for the first nine months of 2007 compared to the same period in 2006 primarily due to ongoing maintenance on a larger existing customer base compared to the same period last year.
Non-Recurring Revenue
Professional services revenue decreased $2.2 million, or 18%, to $10.0 million for the first nine months of 2007 compared to the same period in 2006 primarily due to a significant number of implementations and custom services being performed in the first quarter of 2006 relating to Medicare Part D processing for many clients.

Systems sales revenue decreased $0.3 million, or 4%, to $7.2 million for the first nine months of 2007 compared to the same period in 2006 primarily due to upgrades for existing clients with tiered license upgrade fees, which are linked to the transaction processing volumes.
Gross Profit
Gross profit margin was 59% for the first nine months of 2007 compared to 60% for the first nine months of 2006. Gross profit decreased primarily due to an increase in higher-margin transaction processing revenue and a decrease in lower-margin professional services revenue. Gross profit continues to be positively impacted by increased maintenance revenue derived from its existing customers as well as strong system sales, the majority of which is comprised of high margin upgrades to existing license customers. In addition, gross profit is impacted by cost of revenue, which is comprised of labor hours, certain third party costs related to operating the data center and any cost of hardware related to the Company’s pharmacy systems.
Product Development Costs
Product development costs for the first nine months 2007 were $7.8 million, representing 11% of revenue, compared to $6.4 million, or 11% of revenue, for the same period in 2006. Product development costs increased $1.4 million as a result of increased utilization of the Company’s employees for development of new products. The Company continues to pursue development efforts for enhancements of existing products, as well as the development of new offerings.
Selling, General and Administration Costs
SG&A costs for the first nine months of 2007 were $18.7 million, or 27% of revenue, compared to $12.7 million, or 22% of revenue, for the first nine months of 2006. During the first three months of 2007 rent expense for both the Lombard and new Lisle, Illinois facilities were included in SG&A costs as the Company’s lease with the Lombard facility was terminated effective March 31, 2007. Additionally, the Company incurred approximately $0.3 million in severance costs related to the Company’s reduction in workforce during the third quarter of 2007. SG&A costs increased due to the addition of new sales, marketing, finance, and administration resources to support the growth of the Company’s operations. The addition of these resources and the growth in operations inherently results in higher recruiting, consulting costs, and legal fees related to delayed and protested contracts as well as additional receivables reserves.
The Company also incurred additional charges related to higher than expected legal and professional fees related to delayed and protested contracts, as well as additional receivables reserves.
Depreciation and Amortization
Depreciation and amortization expense increased $1.0 million to $4.1 million for the first nine months of 2007 from the first nine months of 2006. Depreciation and amortization expense increased due primarily to the purchase of capital assets related to the build-outs of the Company’s locations in Scottsdale, Arizona and Lisle, Illinois. In addition, the Company incurred capital expenditures and related amortization due to data center hardware purchases resulting from an increase in data center capacity to support the Company’s higher transaction volume.
Lease Termination Charge
In March 2006, the Company entered into a new operating lease for office space in Lisle, Illinois. The lease was effective February 1, 2007 and carries a term of 11 years. The Company gave notice to the lessor of the Company’s office located in Lombard, Illinois, to terminate the lease effective March 31, 2007, which was subject to an early termination fee of $0.8 million. The Company received $0.8 million from its new landlord and subsequently paid for the lease termination fee which was expensed in the first quarter of 2006.
Stock-based Compensation
Stock-based compensation expense for the first nine months of 2007 increased to $2.3 million from $1.4 million for the same period in 2006. The $0.9 million increase was due to additional options granted, and a higher fair value per option granted due to rising share prices during the first nine months of 2007 compared to the first nine months of 2006.

In the third quarter of 2007, the Company recorded additional non-cash stock-based compensation expense of $232,000 ($178,000 net of tax) related to the incorrect determination of the accounting measurement date for options granted to new employees prior to November 2006. Of the additional expense, $220,000 related to SG&A, with the remaining $12,000 related to cost of revenue. No restatement of prior periods is required as the amount is not material to the prior year or to the fiscal 2007 estimated earnings and to the effect on the trend of earnings.
Interest Income and Expense
Interest income increased to $3.4 million for the first nine months of 2007 from $1.9 million for the first nine months of 2006. The $1.5 million increase was due to additional cash balances available for investment from the Company’s equity offerings in November 2005 and June 2006. Interest expense decreased to $86,000 for the first nine months of 2007 from $1.8 million for the same period last year due to the Company’s repayment of its long-term debt obligation using proceeds from the equity offering.
Income Taxes
The Company’s effective tax rate for the first nine months of 2007 was 22%, which is the expected rate for the year. During the first nine months of 2007, the Company recognized a future tax recovery of $0.5 million primarily due to a reduction of its 2007 estimated taxes as a result of a decrease in expected taxable earnings for future periods and tax benefits on stock options exercised.
During the second quarter of 2007, it was determined by management that FTAs relating to Canadian NOLs are “more likely than not” to be realized in the balance of the current year and in future periods. As a result, approximately $1.5 million of FTAs were recognized related to Canadian NOLs. An additional $0.2 million was recognized during the third quarter of 2007. During the second quarter of 2007, the Company also recorded a future tax liability of $0.8 million related to potential tax obligations since the Company does not plan to indefinitely reinvest certain undistributed earnings of its U.S. operations.
Net Income
The Company reported net income of $9.4 million, or $0.43 per share (fully-diluted), for the first nine months of 2007 compared to net income of $10.2 million, or $0.54 per share (fully-diluted), for the same period in 2006. Although gross profit and net interest income increased during this period by $5.7 million and $3.2 million, respectively, net income decreased by $0.9 million primarily due to increases in income taxes ($1.6 million), SG&A costs ($5.9 million), product development costs ($1.4 million), and depreciation and amortization ($1.0 million).
Consolidated Statement of Cash Flows
Cash flows from operating activities
During the first nine months of 2007, the Company generated $11.9 million of cash through its operations. Approximately $0.4 million of this increase related to a $0.7 million decrease in pharmacy benefit claim payments payable and a $1.1 million increase in pharmacy benefit management rebates payable. In addition, cash from operations consisted of net income of $9.4 million adjusted for $4.1 million in depreciation and amortization, a $0.6 million future tax liability, $2.3 million in stock—based compensation expense, $0.5 million in future tax assets recognized, , and a $4.3 million decrease in all other operating activities.
During the first nine months of 2006, the Company generated $8.4 million of cash through its operations, which primarily consisted of $10.2 million of net income adjusted for $3.1 million in depreciation and amortization, $1.4 million in stock-based compensation expense, $1.8 million in future tax assets recognized, an increase of $0.5 million for both pharmacy benefit claim payments and management rebates payable, and a $5.0 million decrease in all other operating activities, mainly accounts receivables and unbilled revenue.
During the first nine months of 2007, the increase in working capital was due primarily to increases in the Company’s pharmacy benefit payments as well as its accounts receivable balance. The increase in accounts receivable is due to the timing of collections on billings.

Cash flows from investing activities
During the first nine months of 2007, the Company used $6.3 million of cash for investing activities, which consisted of purchases of capital assets to support increased transaction volume and the cost of the relocation to new facilities. This is compared to cash used during 2006 of $4.7 million, consisting primarily of purchases of capital assets to support increased transaction volumes.
Cash flows from financing activities
During the first nine months of 2007, the Company generated $4.6 million of cash from financing activities, which consisted of proceeds from the exercise of stock options and the tax benefit on options exercised. This is compared to cash generated from financing activities during 2006 of $21.8 million, which primarily consisted of proceeds from issuance of common shares offset by the repayment of debt.
Consolidated Balance Sheets
At September 30, 2007, cash and cash-equivalents totalled $81.1 million, up $10.2 million from $70.9 million at December 31, 2006. The increase is primarily related to interest revenue of $3.4 million, proceeds from options exercised of $2.2 million, a $0.8 million increase in accounts payable and accrued liabilities, and a $0.4 million net increase in pharmacy benefit management rebates and claim payments payable.
The Company recognized an income tax receivable of $2.4 million at September 30, 2007 due to $2.4 million in tax benefits received related to stock option exercises during the year as well as tax benefits resulting from the recognition of FTAs, partially offset by income tax accruals related to current pre-tax net income.
Capital assets increased $3.6 million to $13.7 million at September 30, 2007 from $10.1 million at December 31, 2006 as a result of expenses related to the data center hardware purchases and the build-out of the Company’s Lisle, Illinois location.
Deferred rent increased $0.7 million at September 30, 2007 from December 31, 2006 primarily due to the straight-line rent expense exceeding actual rent paid by the Company for its leased space in Lisle, Illinois.
At September 30, 2007, the Company has a future tax liability of $0.6 million related to potential tax obligations since the Company does not plan to indefinitely reinvest certain undistributed earnings of its U.S. operations.
Liquidity and Capital Resources
The Company’s sources of liquidity have primarily been cash provided by operating activities and proceeds from its public offerings. The Company’s principal uses of cash have been to fund working capital, finance capital expenditures, satisfy contractual obligations and to meet investment needs. The Company anticipates that these uses will continue to be the principal demands of cash in the future.
The Company believes that its cash on hand, together with cash generated from operating activities will be sufficient to support planned operations through the foreseeable future.
The Company’s principal financial instruments are cash equivalents, accounts receivable, certain assets included in other assets, accounts payable and accrued liabilities. As of September 30, 2007, the Company had cash and cash equivalents of $81.1 million which were exposed to market risks, primarily changes in U.S. and Canadian interest rates. Declines in interest rates over time will reduce interest income from these investments.
Future capital requirements
The Company’s future capital requirements depend on many factors, including its product development programs. The Company expects to fund the growth of its business through cash flow from operations and its cash and cash equivalents. The Company cannot provide assurance that its actual cash requirements will not be greater than expected as of the date of this report. In order to meet capital requirements in excess of its available capital, the Company will, from time to time, consider the acquisition of, or investment in, complementary businesses, products, services and technologies, which might impact liquidity requirements or cause the issuance of additional equity or debt securities. Any issuance of additional equity or debt securities may result in dilution to shareholders, and the Company cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to the Company, or at all.

If sources of liquidity are not available or if it cannot generate sufficient cash flow from operations during the next twelve months, the Company might be required to obtain additional funds through operating improvements, capital markets transactions, assets sales or financing from third parties or a combination thereof. The Company cannot provide assurance that these additional sources of funds will be available or, if available, would have reasonable terms.
If adequate funds are not available, the Company may have to substantially reduce or eliminate expenditures for marketing, research and development and testing of proposed products, or obtain funds through arrangements with partners that require the Company to relinquish rights to certain of its technologies or products. There can be no assurance that the Company will be able to raise additional capital if its capital resources are exhausted. A lack of liquidity and an inability to raise capital when needed may have a material adverse impact on the Company’s ability to continue its operations or expand its business.
Summary of Quarterly Results (unaudited)
For the Eight Quarters Ended September 30, 2007
The following table provides summary quarterly results (unaudited) for the eight quarters prior to and including the quarter ended September 30, 2007:

	2007			2006				2005
	Third	Second	First	Fourth	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
Recurring revenue	$17,322	$17,207	$17,908	$14,507	$14,252	$12,636	$12,411	$9,311
Nonrecurring revenue	$4,887	$5,881	$6,414	$7,505	$6,794	$5,892	$6,926	$7,300

Total revenue	$22,209	$23,088	$24,322	$22,012	$21,046	$18,528	$19,337	$16,611

Gross profit %	56%	60%	62%	57%	61%	59%	61%	63%
Operating income	$1,132	$2,796	$4,545	$4,163	$4,349	$3,126	$3,624	$3,793
Net income	$2,664	$2,955	$3,732	$3,292	$2,544	$2,115	$5,577	$3,950

Basic EPS	$0.13	$0.14	$0.18	$0.16	$0.12	$0.12	$0.33	$0.26
Diluted EPS	$0.12	$0.14	$0.17	$0.15	$0.12	$0.12	$0.31	$0.24
Recurring revenue has increased over the past eight quarters from $9.3 million to $17.3 million as a result of increased transaction processing revenue from the introduction of Medicare Part D prescription benefit coverage which began in the first quarter of 2006, new payer customers choosing the Company’s outsourced transaction processing offerings, as well as the organic growth of existing payer customers. Recurring revenue decreased $0.7 million for the second quarter of 2007 compared to the first quarter of 2007 due mainly to lower transaction processing volumes for several customers. The decline in the second quarter of 2007 was related to Medicare submissions processed for some clients in the first quarter of 2007. Recurring revenue increased $0.1 million in the third quarter of 2007 due to higher transaction volumes.
Non-recurring revenue has fluctuated from a low point of $4.9 million in the third quarter of 2007 to a high of $7.5 million in the fourth quarter of 2006. Nonrecurring revenue depends primarily on the Company’s ability to generate system sales as well as the customers’ needs for professional services on existing products and custom work orders. System sales and professional services declined due to delayed installation of systems and obtaining additional custom work orders.
Total revenue has steadily increased from $16.6 million to $23.1 million from the fourth quarter of 2005 to the second quarter of 2007. The significant increase in the first quarter of 2006 was primarily due to increased transaction processing related to new customers as well as volume increases and system sales relating to Medicare Part D which began in the first quarter of 2006. The $0.9 million decrease between the second and third quarters of 2007 is due primarily to a reduction in transactions processed during the second and third quarters related to Medicaid processing for some customers as well as a $1.1 million decrease in system sales and a $0.1 million increase in professional services for the third quarter of 2007 compared to the second quarter of 2007.

Gross profit has fluctuated from a low of 56% in the third quarter of 2007 to a high of 63% in the fourth quarter of 2005. The average gross profit for the eight quarters presented was 60%. The third quarter of 2007 had a gross profit of 56%, which was below the average due to a $1.1 million decrease in higher margin system sales.
Operating income declined for the first and second quarters of 2006 from the fourth quarter of 2005 primarily due to the recognition of a one-time lease termination fee of $0.8 million. Operating income steadily increased in the third and fourth quarters of 2006 primarily due to increased recurring revenue resulting from increased transaction volumes. Operating income increased from the fourth quarter of 2006 to the first quarter of 2007 primarily due to an increase in recurring revenue. Operating income decreased from the first quarter of 2007 to the second quarter of 2007 due to lower gross profit, higher SG&A expenses and higher stock-based compensation expense. Operating income decreased from the second quarter of 2007 to the third quarter of 2007 primarily due to lower gross profit as a result of higher SG&A expenses and a decrease in higher margin system sales.
Net income increased from $4.0 million for the fourth quarter of 2005 to $5.6 million for the first quarter of 2006. Net income in the first quarter of 2006 was positively impacted by the recognition of $2.5 million of future tax assets (“FTAs”) related to future taxable benefits that were determined by management to “more likely than not” be realized in the future.
Net income decreased $3.5 million between the first and second quarters of 2006 primarily due to the recognition of the FTAs of $2.5 million in the first quarter of 2006, as well as the Company being fully taxable in the second and third quarters of 2006.
Net income increased $0.4 million between the second and third quarters of 2006 primarily due to an increase in revenue of $2.5 million, offset by increased costs of revenue, increased income taxes and $1.0 million in early termination payments related to the repayment of long-term debt and the write-off of the unamortized deferred financing costs.
Net income steadily increased from $2.5 million for the third quarter of 2006 to $3.7 million for the first quarter of 2007 primarily due to increased revenue, partially offset by increased costs of revenue and increased income taxes.
Net income decreased $0.8 million from the first quarter of 2007 to the second quarter of 2007 primarily due to lower transaction processing revenue, systems sales revenue and higher operating expenses offset by higher net interest income, other income and lower income tax expense.
Net income decreased $0.3 million from the second quarter of 2007 to the third quarter of 2007 primarily due to a decrease in nonrecurring revenue of $1.0 million as a result of fewer system sales during the quarter and a $0.3 million increase in operating expenses, offset by a decrease in tax expense of $1.5 million.
Contractual Obligations
The following table summarizes the Company’s significant contractual obligations as of September 30, 2007 and the effect such obligations are expected to have on the Company’s liquidity and cash in future periods assuming all obligations reach maturity:

		Less than	Years	Years	After
	Total	1 Year	1-3	4-5	Year 5
Operating leases	$13,502,575	$1,699,063	$2,876,715	$2,732,325	$6,194,472
Non-cancelable purchase obligations (1)	835,182	826,311	8,871	—	—

Total	$14,337,757	$2,525,374	$2,885,586	$2,732,325	$6,194,472

(1) As of September 30, 2007, certain of the Company’s vendors require payment of a penalty in the event the Company terminates the contract prior to the contractual maturity of such contract. As such, these are considered non-cancelable purchase obligations and not recorded in the Company’s financial statements until the obligating event occurs.

Off Balance Sheet Arrangements
The Company has no off balance sheet arrangements or derivative financial instruments.
Outstanding Securities
As of October 31, 2007 the Company had 20,868,766 common shares outstanding and 2,081,392 options outstanding. The options are exercisable on a one-for-one basis into common shares. On June 5, 2006, the Company completed a four-to-one share consolidation, all share data contained herein reflects such share consolidation.
New Accounting Standards
Changes in accounting policies:
In July 2006, the CICA replaced Section 1506, Accounting Changes, with a new section based on International Financial Reporting Standard IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. This standard is effective prospectively for fiscal years beginning on or after January 1, 2007. The objective of Section 1506 is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of the standard, effective January 1, 2007, did not have a material impact on the Company’s consolidated financial statements.
Financial Instruments:
In January 2005, the CICA issued Section 3855, Financial Instruments- Recognition and measurement. Section 3855 establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. The standard requires that financial instruments within scope, including derivatives, be included on the Company’s balance sheet and measured at fair value, except for loans and receivables, held-to-maturity financial assets and other financial liabilities which are measured at cost or amortized cost. Held for trading financial assets and financial liabilities are measured at fair value and subsequent changes in fair value are recognized in the consolidated statements of operations in the period in which they arise. Available-for-sale financial assets are measured at fair value, with unrealized gains and losses, including changes in foreign exchange rates, recognized in other comprehensive income until the financial asset is derecognized or impaired, at which time any unrealized gains or losses are recorded in the consolidated statements of operations. The Company adopted this standard effective January 1, 2007 retroactively without restatement.
The Company has classified its cash and cash equivalents as held-for-trading. The Company’s amounts receivable are classified as loans and receivables and its amounts payable and accrued liabilities are classified as other liabilities. Due to the immediate or short-term maturity of these financial instruments, their carrying values are estimated to approximate their fair values. As a result, no adjustments to the Company’s consolidated financial statements were made effective January 1, 2007 or for the period ended September 30, 2007.
At January 1, 2007 and September 30, 2007, the Company had no derivative financial instruments.
Section 3855 also requires that obligations undertaken in issuing a guarantee that meets the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees (“AcG-14”) be recognized at fair value at inception. No subsequent re-measurement at fair value is required unless the financial guarantee qualifies as a derivative. The Company had no guarantees that require disclosure and re-measurement at January 1, 2007 and September 30, 2007.
The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.
Comprehensive Income and Shareholders’ Equity:
In January 2005, the CICA issued new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting and display of comprehensive income. Comprehensive income consists of net income and all other changes in shareholders’ equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on available-for-sale securities. The standard does not address issues of recognition or measurement for comprehensive income and its components. The Company adopted this standard effective January 1, 2007 retroactively, without restatement. At January 1, 2007 and September 30, 2007, there were no adjustments to net income required to reconcile to the comprehensive income/loss.
Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves. The Company has included a Consolidated Statement of Changes in Shareholders’ Equity in its consolidated financial statements.

Handbook Sections 3855, 1530 and 3251 were adopted on a retroactive basis without restatement of prior period financial statements.
Accounting Standards Yet to be Adopted
In addition to those accounting standards yet to be adopted disclosed in the 2006 annual financial statements, the following are new accounting standards yet to be adopted:
Inventories:
In June 2007, the CICA issued new Handbook Section 3031, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The standard also provides guidance on the cost formulas that are used to assign costs to inventories. This standard will become effective for the Company on January 1, 2008 and is not expected to have a material impact on the Company’s consolidated financial statements.
Going Concern:
In June 2007, the CICA amended Handbook Section 1400, General Standards of Financial Statement Presentation, to add paragraphs .08A through .08C regarding going concern. This amendment states that, when preparing financial statements, management shall make an assessment of a Company’s ability to continue as a going concern. The amendment requires financial statements be prepared on a going concern basis and that any uncertainties regarding the Company’s ability to continue as a going concern be disclosed. The amendment becomes effective for the Company on January 1, 2008 and is not expected to have a material impact on the Company’s consolidated financial statements.
Critical Accounting Policies and Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, purchase price allocation in connection with acquisitions, the carrying amount of capital assets, the value of intangible assets acquired and related amortization periods, impairment of goodwill, contingencies and valuation allowances for receivables and future income taxes. Actual results could differ from those estimates. Note 1 of the Company’s 2006 consolidated financial statements, as well as Note 2 of its September 30, 2007 consolidated financial statements include a Summary of Significant Accounting Policies. The understanding of certain accounting policies used to prepare the consolidated financial statements is critical to understanding the Company’s results of operations and financial condition.
Revenue recognition
The Company’s revenue is derived from transaction processing services, systems sales, including software license sales and hardware sales, maintenance, and professional services.
The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service or product has been provided to the customer; (3) the collection of fees is reasonably assured; (4) the amount of fees to paid by the customer is fixed or determinable; and (5) no uncertainties exist surrounding product acceptance.
Transaction processing revenue: Revenue from transaction processing includes ASP and switching services. ASP services include primarily hosting, claims adjudication, customer support, financial reporting, on-line and off-line data storage and rebate administration services. The Company earns a transaction fee for each transaction processed and accounts for its revenue under EIC 142, Revenue Arrangements with Multiple Deliverables, which is similar to EITF 00-21, Revenue Arrangements with Multiple Deliverables. The Company recognizes revenue at the time the transaction is processed provided the related contracts include a substantive minimum monthly payment which exceeds the fair value of any undelivered elements. If a substantive monthly minimum payment does not exist in the customer contract, the fair value of any undelivered elements is deferred.

Performance-based revenue: The Company may enter into contracts that contain performance-based revenue that is not finalized until the end of a period of time specified in the contract. An example of such revenue is a guaranteed savings amount over a period of time based on an agreed upon formula. Under such an arrangement, revenue is deferred until the end of the period and the Company may be obligated to pay the customer if the performance objective is not met.
Switching services include transaction processing services, and the revenue is recognized as the services are performed.
System sales revenue: Revenue from software licenses is recognized in accordance with the American Institute of Certified Public Accountant’s Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions. Revenue is recognized when a license agreement is executed with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. Fees are reviewed related to arrangements with significant payment due beyond normal trading terms to evaluate whether they are fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met.
Typically, software license agreements are multiple element arrangements which include professional services, related maintenance, hardware, and/or implementation services fees. Arrangements that include consulting services are evaluated to determine whether those services are considered essential to the functionality of the software.
When services are considered essential to the functionality of the software, license and professional services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made in accordance with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The Company estimates the percentage-of-completion on contracts utilizing costs incurred to date as a percentage of the total costs at project completion, subject to meeting agreed milestones. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the customer has accepted the milestone. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions to estimates may occur periodically during the project due to change orders or contract amendments initiated and agreed to by the customer. Revisions in profit estimates are charged to earnings in the period in which the facts that give rise to the revision become known. It should be noted that a significant amount of the Company’s license and services revenue is recognized under the percentage-of-completion method. If the Company does not have a sufficient basis to estimate the progress towards completion, revenue is recognized when the project is complete or when final acceptance is received from the customer.
When services are not considered essential to the functionality of the software, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenues is based on the price charged by the Company when the same element is sold in similar volumes to a customer of similar size and nature on a stand-alone basis. VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of services being provided multiplied by the estimated time to complete the task. VSOE used in determining the fair value of maintenance and technical support is based on the annual renewal rates. The revenue allocable to the consulting services is recognized as the services are performed. In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.
Maintenance revenue: Maintenance revenues consist of revenue derived from contracts to provide post-contract customer support (“PCS”) to license holders. These revenues are recognized ratably over the term of the contract. Advance billings of PCS are not recorded to the extent that the term of the PCS has not commenced or payment has not been received.
Professional services revenue: Professional services revenues are recognized as the services are performed, generally on a time and material basis. Professional services revenues attributed to fixed price arrangements are recognized using the percentage of total estimated direct labor costs to complete the project.
Goodwill
Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of operations. The Company completed its annual goodwill impairment test at December 31, 2006 and 2005 and determined no impairment existed. At September 30, 2007, no events or circumstances have occurred that suggests that the carrying amount of goodwill is no longer recoverable.
Impairment of long-lived assets
Long-lived assets, including capital assets and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. At September 30, 2007, no events or circumstances have occurred that suggest that the carrying amounts of the long-lived asset may not be recoverable.
Contingencies
Contingencies: From time to time in connection with its operations, the Company is named as a defendant in actions for damages and costs allegedly sustained by the plaintiffs. The Company has considered these proceedings and disputes in determining the necessity of any reserves for losses that are probable and reasonably estimable. In addition, various aspects of the Company’s business may subject it to litigation and liability for damages arising from errors in processing the pricing of prescription drug claims, failure to meet performance measures within certain contracts relating to its services performed or its ability to obtain certain levels of discounts or rebates on prescription purchases from retail pharmacies and drug manufacturers or other actions or omissions. The Company’s recorded reserves are based on estimates developed with consideration given to the potential merits of claims or quantification of any performance obligations. The Company takes into account its history of claims, the limitations of any insurance coverage, advice from outside counsel, and management’s strategy with regard to the settlement or defense against such claims and obligations. While the ultimate outcome of those claims, lawsuits or performance obligations cannot be predicted with certainty, the Company believes, based on its understanding of the facts of these claims and performance obligations, that adequate provisions have been recorded in the accounts where required.
Payment and Performance Bonds: During the routine course of securing new clients, the Company is sometimes required to provide payment and performance bonds to cover the client transaction and any funds and pharmacy benefit claim payments provided by the client. The terms of these payment and performance bonds are typically one year in duration.
Income taxes
The Company uses the asset and liability method of accounting for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. When necessary, valuation allowances are established to reduce future tax assets to the amount expected to be realized.
In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

Legislation Affecting Drug Prices
Average wholesale price (“AWP”) is a standard pricing unit published by third party data sources and currently used throughout the pharmacy benefits industry as the basis for determining drug pricing under contracts with clients, pharmacies and pharmaceutical manufacturers. One of the published data sources of AWP, First Data Bank (“FDB”) has agreed to reduce the reported AWP of thousands of specific pharmaceutical products by five percent. Additionally, FDB has agreed to cease reporting AWPs for all pharmaceutical products within two years with limited ability to resume publication of AWPs. Changes to AWP will require the Company to amend its current contracts with pharmacies in its retail network, pharmacy manufactures, some of its customers as well as requiring changes to be made to its software and systems to accommodate a new pricing mechanism. The Company believes that payors, pharmacy providers and solution providers will begin to evaluate other pricing benchmarks as the basis for contracting for prescription drugs and benefit management services in the future. The Company is unable to predict whether any such changes will be adopted on a larger scale, and whether such changes would have a material adverse effect on its business, results of operations, financial condition or cash flows.
Additional information
Additional information regarding the Company’s financial statements and activities, including the Company’s Annual Information Form, are available at www.sedar.com.